Income for the Time of Your Life℠

CNL
Income Properties, Inc.



2004 ANNUAL REPORT




Scotiabank
STARBUCKS
COFFEE

Whistler Creekside
British Columbia, Canada

COMPANY PROFILE

CNL Income Properties, Inc. is a real estate investment trust (REIT)* that invests in income-producing properties, primarily in recreation and lifestyle-related industries, such as golf courses, marinas, ski resorts, campgrounds, merchandise marts, destination retail and entertainment centers and parking facilities. It is designed to offer a conservative, long-term investment that can provide income to an investor's portfolio. CNL Income Properties is affiliated with CNL Financial Group, Inc., one of the largest, privately held real estate investment and finance companies in the United States.

As of March 11, 2005, the Company owned a portfolio of eight properties in the United States and Canada and had a commitment to acquire one additional property. The Company intends to continue to execute its investment objectives by acquiring high-quality properties to further expand its portfolio, and providing shareholders with cash distributions and the potential for capital appreciation.

ABOUT REITS

A real estate investment trust, or REIT, is a corporation that combines the capital of many shareholders to acquire or provide financing for all forms of income-producing real estate. A REIT gives an investor a practical and effective investment vehicle to include professionally managed real estate in their diversified portfolios.

A corporation that qualifies as a REIT is required to pay at least 90 percent of its taxable income to its shareholders every year and, in return, generally does not pay corporate income tax – one of the most attractive aspects of a REIT. This means that nearly all of a REIT's income may be distributed to shareholders, eliminating double taxation of the income to shareholders.



◆ EIGHT PROPERTIES ACQUIRED
As of March 11, 2005.

2004 HIGHLIGHTS

- *Acquired interests in seven properties, increasing our total real estate investments to approximately $42 million*
- *Formed a new relationship with Intrawest Corporation*
- *Raised stock offering proceeds totaling approximately $87 million*

* *CNL Income Properties does not currently qualify, but intends to qualify as a REIT. There is no assurance this objective will be met.*

To Our Shareholders:

Continuing CNL's strategy of capitalizing on underserved markets, we introduced CNL Income Properties, Inc. in 2004. We designed CNL Income Properties to offer a conservative, long-term investment that can provide income to our investors' portfolios.

Our investment strategy is focused on triple-net lease real estate that has the potential for long-term revenue generation based primarily on baby boomers, who we believe will spend considerable time and money to support their increasingly active lifestyles. While our strategy is designed with a high level of market-driven flexibility, the initial asset classes we are considering include golf courses, marinas, ski resorts, campgrounds, merchandise marts, destination retail and entertainment centers and parking facilities.

GROWING THE PORTFOLIO

We took significant steps toward building our portfolio during the first year. First, we entered into a partnership with Vancouver-based Intrawest Corporation (NYSE: IDR), one of the world's leading developers and operators of village-centered resorts. We own an 80 percent interest in the partnership, and Intrawest and certain of its affiliates own the remainder. Through our partnership with Intrawest, we acquired retail and commercial properties at seven resort villages throughout the United States and Canada, including:

- Whistler Creekside at Whistler Blackcomb, British Columbia, Canada
- Village of Baytowne Wharf at Sandestin Golf and Beach Resort, Destin, Florida
- Village at Mammoth Mountain, Mammoth Mountain Resort, Mammoth Lakes, California
- Village at Copper Mountain, Copper Mountain Resort, Copper, Colorado
- Village at Blue Mountain, Blue Mountain Resort, Ontario, Canada
- Village at Snowshoe Mountain, Snowshoe Mountain Resort, Snowshoe, West Virginia
- Village at Stratton, Stratton Resort, Stratton, Vermont

Also, in January 2005, we entered into a partnership with Dallas Market Center, Ltd., an affiliate of Crow Holdings. As of March 11, 2005, the partnership had acquired a substantial portion of the Dallas Market Center, including the World Trade Center and Dallas Trade Mart, and leases on Market Hall buildings, as well as leases for the underlying land and related parking facilities on the property. The three buildings encompass approximately 4.3 million square feet of leasable space for showrooms, retailers, consumer and tradeshow exhibit halls. We intend to acquire an interest in the International Floral and Gift Center by the end of the second quarter.



James M. Seneff and Robert A. Bourne

The eight properties are leased primarily on a long-term, triple-net basis and managed by third-party operators. As you may know, under a triple-net lease, the tenants — not CNL Income Properties — are generally responsible for property expenses, including the property taxes, maintenance and repairs, and utilities and insurance, in addition to their monthly lease payments. In general, we anticipate that the properties will be leased for an initial term of five to 20 years, with multiple renewal options.

FINANCIAL RESULTS

We commenced operations in June 2004 and completed our first investment in December 2004, which limited our operating results for the year to interest income earned, equity in earnings from our unconsolidated entities, and general operating and administrative expenses. The general operating and administrative expenses included the write-off of approximately $401,000 in previously capitalized acquisition costs for investments that we decided not to pursue. Our equity in earnings of $218,466 was generated from our investment in unconsolidated entities for the time during which we owned an interest in the Intrawest resort village properties. Since we did not acquire our first property until December 2004, the impact of our acquisitions will not be reflected until next year.

During the year ended December 31, 2004, we received approximately $87 million in gross proceeds from stock offerings, the majority of which was used to acquire indirect interests in the eight properties previously described.

In 2004, net cash from operating activities was approximately $755,000. As of September 2004, our board of directors declared a distribution of $0.1342, and monthly distributions thereafter totaling $.0417 per share. Dividends paid to shareholders in 2004 totaled approximately $1.17 million or an annual rate of 5 percent. In February 2005, our board of directors increased distributions beginning March 2005 to $.0438 per share or an annual rate of 5.25 percent.

CNL Income Properties invests in recreation and lifestyle-related properties that primarily follow the demographic trends of the dominant baby boomer generation.

THE YEAR AHEAD

Our long-term strategy is to invest in income-producing properties in the recreation and lifestyle segments as well as to partner with leading industry operators to provide top-quality investments.

We are optimistic about the future of CNL Income Properties, Inc., and are working diligently to execute our strategy in 2005. We are grateful for the opportunity to be stewards of your investment, and we look forward to serving you now and in the coming years.

Sincerely,

James M. Seneff, Jr.
Chairman of the Board

Robert A. Bourne
Vice Chairman of the Board



Village at Stratton
Stratton, Vermont

SKI RESORTS

Through our partnership with Intrawest, we acquired 407,862 total square feet of retail and commercial resort village space at seven popular resort destinations. This includes 87 retail shops, 60 food and beverage establishments, 34 offices and 18 spaces available for lease. The portfolio consists of:

- **Whistler Creekside at Whistler Blackcomb, British Columbia, Canada**
  - North America's most visited ski resort and site of the 2010 Winter Olympic Games
  - Located 75 miles northeast of Vancouver, British Columbia, at Whistler Blackcomb Resort
  - 71,396 leasable square feet encompassing nine retail shops, six food and beverage establishments, eight offices and three spaces available for lease
- **Village of Baytowne Wharf, Sandestin Golf and Beach Resort, Destin, Florida**
  - Features four championship golf courses and a 98-slip, full-service marina
  - Located at the Sandestin Golf & Beach Resort in northwest Florida
  - 56,113 leasable square feet with 12 retail shops, 14 food and beverage establishments, three offices and one space available for lease
- **Village at Mammoth Mountain, Mammoth Mountain Resort, Mammoth Lakes, California**
  - Located in the Sierra Nevada mountain range, close to the heavily populated Southern California market
  - 57,925 leasable square feet made up of 17 retail shops, 11 food and beverage establishments, three offices and two spaces available for lease
- **Village at Copper Mountain, Copper Mountain Resort, Copper, Colorado**
  - Features four-season appeal and the highest altitude championship golf course in North America
  - Located at Copper Mountain, 75 miles west of Denver
  - 97,325 leasable square feet comprising of 13 retail shops, 10 food and beverage establishments, 16 offices and nine spaces available for lease
- **Village at Blue Mountain, Blue Mountain Resort, Ontario, Canada**
  - Ontario's largest mountain resort with a golf course ranked among the top 10 in Canada
  - 38,193 leasable square feet including 13 retail shops, nine food and beverage establishments and one office
- **Village at Snowshoe Mountain, Snowshoe Mountain Resort, Snowshoe, West Virginia**
  - The largest ski resort in the mid-Atlantic region of the United States
  - Located at Snowshoe Mountain in the heart of West Virginia
  - 39,073 leasable square feet with eight retail shops, six food and beverage establishments and two spaces available for lease
- **Village at Stratton, Stratton Resort, Stratton, Vermont**
  - Features a 22-acre golf school and Gunterman Tennis School, one of the top tennis schools, according to *Tennis Magazine*
  - Located at Stratton, 140 miles northwest of Boston
  - 47,837 leasable square feet consisting of 15 retail shops, four food and beverage establishments, three offices and one space available for lease


RAZ IMPORTS INC.

Dallas Market Center
Dallas, Texas

DALLAS MARKET CENTER

We hold a majority ownership in the world's largest merchandise mart, Dallas Market Center, with approximately 4.3 million square feet of trade space including the World Trade Center, the Dallas Trade Mart and Market Hall. We have commited to acquire an interest in the International Floral and Gift Center by the end of the second quarter, which will increase our ownership to 4.8 million square feet.

Founded in 1957, the Dallas Market Center features:

- The world's largest wholesale merchandise mart, according to Guinness Book of World Records
- Retailers from around the globe that source products ranging from home furnishings, gifts, decorative accessories and lighting to textiles, fashion accessories and men's western, women's and children's apparel
- More than 200,000 visitors from all 50 states and 84 countries, offering hundreds of events and seminars geared toward helping retailers expand business and increase profits



REPORT OF INDEPENDENT DIRECTORS

As Independent Directors of CNL Income Properties, Inc. and its subsidiaries (the "Company"), we have reviewed the policies being followed by the Company and believe they are in the best interest of its stockholders. The basis for this conclusion is outlined below in the analysis of the policies in place and the resulting portfolio of investments accumulated to date.

Investment policies include provisions to generally ensure that investments are made in quality properties (the "Properties") managed by experienced operators who are significant industry leaders and who can successfully operate the businesses being conducted at the properties. The policies require each proposed property acquisition to be submitted to the Board of Directors for its approval. In considering whether to approve a proposed property acquisition, the Board of Directors relies on an evaluation conducted by CNL Income Corp., the Company's advisor, of some or all of the following factors:

(i) The condition and potential value of the property, (ii) whether the property is strategically located, (iii) the current and potential use of the property and the potential revenues expected to be generated by the business conducted on the property, (iv) an independent break-even analysis performed by the advisor of the potential profitability of a property, (v) the proposed purchase price and lease terms in an acquisition and the loan terms for financing and whether such terms comply with the Company's distribution objectives, (vi) the nature, quality and value of any asset pledged in financing as collateral securing the loan, (vii) the availability of qualified operators who possess experience specific to the type of business, (viii) the ability of the Company to negotiate a joint venture or leasing structure appropriate for the investment with a tenant or qualified operator, (ix) whether the acquisition will allow the Company to maintain a diversified portfolio based upon geographical location, operator and property type, and (x) whether the Company believes that a property is strategically important to the continuing operations of its tenants or operators.

Although golf courses, marinas, ski resorts, dealerships, campgrounds, parking lots, merchandise marts, destination retail and entertainment centers, vacation ownership interests, health clubs and other attractions are among the asset classes in which the Company is initially the most likely to invest, the Company may acquire or invest in other types of properties that have the potential for long-term revenue generation based upon certain demographic and other underwriting criteria and models such as: (i) whether the supply of developed, specific use real estate is greater than the demand for the intended use of such real estate, (ii) whether industry sectors are experiencing constraints on the availability of new capital, and (iii) whether favorable demographic trends suggest that the properties identified as potential acquisitions will generate long-term income.

The Company set forth guidelines regarding portfolio diversification in its prospectus. These policies are designed to diversify its investment portfolio and reduce risks. As of March 11, 2005, the Company invested in eight Properties which are managed by two third-party operators. The eight Properties have been invested in through various partnerships or joint ventures. The Company intends to further diversify its portfolio as subsequent Properties are acquired.

In addition, the Company set forth guidelines related to acceptable lease terms and structures in its prospectus. Under those guidelines, the Company's leases will primarily be triple-net leases for terms of five to 20 years with multiple renewal options or long-term gross leases. The Company's leases at the eight Properties in our portfolio are consistent with these guidelines.

We believe the Company's portfolio of investments is consistent with the objectives outlined in the Company's Articles of Incorporation and is in the best interest of the stockholders.

We have reviewed the annual report and transactions with affiliates as outlined in Note 7 to the Consolidated Financial Statements and in our opinion, the transactions with affiliates are fair and reasonable to the Company and its stockholders and the terms of such transactions are at least as favorable as the terms of comparable transactions made on an arm's length basis.

BOARD OF DIRECTORS



JAMES M. SENEFF, JR.
Chairman of the Board



ROBERT A. BOURNE
Vice Chairman of the
Board & Treasurer



BRUCE DOUGLAS
Independent Director
Audit Committee Member
Founder & Chief Executive Officer
Harvard Development Company



DENNIS N. FOLKEN
Independent Director
Audit Committee Chairman
Certified Public Accountant
(Retired) Coopers & Lybrand



ROBERT J. WOODY
Independent Director
Audit Committee Member
Chief Executive Officer
Northstar Companies, Inc.

OFFICERS

THOMAS J. HUTCHISON III
Chief Executive Officer

R. BYRON CARLOCK, JR.
President

CHARLES A. MULLER
Chief Operating Officer
& Executive Vice President

TAMMIE A. QUINLAN
Chief Financial Officer,
Secretary & Senior Vice President

THOMAS G. HUFFSMITH
Chief Investment Officer &
Senior Vice President

CNL
Income Properties, Inc.

SHAREHOLDER INFORMATION

Business inquiries by shareholders should be directed to:

CNL Client Services
P.O. Box 4920
Orlando, FL 32802-4920
(866) 650-0650

INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM:
PricewaterhouseCoopers LLP
Orlando, FL

COUNSEL:
Greenberg Traurig, LLP
New York, NY

ADVISOR:
CNL Income Corp.
Orlando, FL

CORPORATE OFFICES:
CNL Income Properties, Inc.
450 South Orange Avenue
Orlando, FL 32801
(800) 522-3863
www.cnlonline.com/ir/investcnl_ip.asp

FORM 10-K:

The Company's annual report filed on Form 10-K with the Securities and Exchange Commission (the "Commission") is enclosed with this report. Additional copies may be obtained at no charge upon written request to Ms. Tammie Quinlan, the Company's Corporate Secretary, at the above address. The Commission maintains a web site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company that is filed electronically with the Commission. In addition, the Company makes available free of charge on its Internet web site (http://www.cnlonline.com/ir/investcnl_ip.asp) the Company's Annual Report on Form 10-K.

Pictured on cover:
Village of Baytowne Wharf
Destin, Florida